UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*


                           Jevic Transportation, Inc.
                     --------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                     --------------------------------------
                         (Title of Class of Securities)


                                   47719P 10 7
                     --------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------
CUSIP No.  47719P 10 7
-------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |           Karen B. Muhlschlegel
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        U.S.A.
--------------------------------------------------------------------------------
                                   |  5  |   SOLE VOTING POWER
                                   |     |
                                   |     |        2,869,772
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |           -0-
            WITH                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        2,869,772
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |           -0-
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     2,869,772
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    |     36.8%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Jevic Transportation, Inc. (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               600 Creek Road
               Delanco, New Jersey  08075

Item 2(a)      Name of Person Filing:

               Karen B. Muhlschlegel

Item 2(b)      Address of Principal Business Office:

               c/o Jevic Transportation, Inc.
               600 Creek Road
               Delanco, New Jersey  08075

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, no par value ("Common Stock")

Item 2(e)      CUSIP Number:

               47719P 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4         Ownership.

                (a) Amount Beneficially Owned:

               As of December 31, 1997, the undersigned owned 2,869,772 shares of the Issuer's Class A Common Stock. Shares of Class A Common Stock are convertible into shares of Common Stock at any time at the option of the holder on a one-for-one basis.

               (b) Percent of Class: 36.8%

               (c) Number of shares of Common Stock as to which such
                   person has:

                   (i)   sole power to vote or to                  2,869,772
                         direct the vote

                   (ii)  shared power to vote or                      -0-
                         to direct the vote

                   (iii) sole power to dispose or to               2,869,772
                         direct the disposition of

                   (iv)  shared power to dispose or                   -0-
                         to direct the disposition of

Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8         Identification and Classification of Members of the Group.

               Not Applicable

Item 9         Notice of Dissolution of Group.

               Not Applicable

Item 10        Certification.

               Not Applicable

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Date: January  31, 1998



                                             /s/ Karen B. Muhlschlegel
                                          ------------------------------------
                                                 Karen B. Muhlschlegel